Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

A&Q Masters Fund

If you do not want to sell your shares at this time, please disregard this notice. This is simply notification of the Fund's tender offer.

September 19, 2017

Dear Shareholder:

We are writing to inform you of important dates related to the tender offer by A&Q Masters Fund (the "Fund"). If you are not interested in selling your shares of beneficial interest of the Fund (the "Shares") at this time, please disregard this notice and take no action.

The tender offer period will begin on September 19, 2017 and end on October 17, 2017, and any Shares tendered to the Fund will be valued on December 31, 2017 for purposes of calculating the purchase price of such Shares. The purpose of the tender offer is to provide liquidity to shareholders of the Fund. Shares can be redeemed by means of a tender offer only during one of the Fund's announced tender offers.

Should you wish to sell any of your Shares during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to the Fund's Administrator, State Street Bank and Trust Company ("State Street"), either in the enclosed postage-paid envelope or by fax. If you do not wish to sell any of your Shares, simply disregard this notice. No action is required if you do not wish to redeem at this time.

All requests to tender Shares must be received by State Street, either by mail or by fax, in good order, by October 17, 2017. If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with State Street by calling (877) 463-2074. Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting State Street to confirm receipt. If you fail to confirm receipt of your Letter of Transmittal with State Street, there can be no assurance that your tender has been received by the Fund.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or State Street, (877) 463-2074.

Sincerely,

A&Q Masters Fund